EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for EMX Royalty Corporation, formerly Eurasian Minerals Inc. (the “Company”, “EMX”) has been prepared based on information known to management as of November 7, 2017.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated financial statements of the Company for the nine months ended September 30, 2017 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause EMX’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.emxroyalty.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not be converted to a mineral reserve or form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

EMX Royalty Corporation is a Tier 1 company that trades on the TSX Venture and the NYSE American exchanges. It is principally in the business of developing cash flows from a) organically generated royalties derived from a portfolio of precious metals, base metals, and polymetallic mineral properties and b) royalty acquisitions. EMX’s portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. There are three key foundations underpinning the Company's business model:

  Royalty Generation. EMX's fourteen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests and cash flows. The strategy is to leverage in- country geologic expertise to acquire prospective properties on open ground through license application or claim staking, and to build value through low cost work programs and targeting. These properties are sold to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other considerations that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in the project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.

  Royalty Acquisition. EMX has been pursuing the prudent acquisition of royalty property interests since 2011. The purchase of royalty interests allows EMX to targetquality assets for acquisition that range from producing mines to advanced development properties. These purchases are designed to "jump start" the organic royalty portfolio growth process by providing EMX with immediate to near term royalty revenue. The timely identification of top tier acquisition candidates is often informed by the Company's in-country royalty generation initiatives.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in mineral exploration opportunities with under-valued upside potential. Exit strategies can include royalty positions, equity sales, or a combination of both. As well, these investments can lead to the Company's identification of candidates for acquisition or merger.

EMX is focused on increasing global revenue streams from royalties, advance royalties and other cash payments to balance overall company-wide expenditures. This approach serves to provide a foundation for supporting EMX’s growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR Q3

EMX Royalty Corporation reporting period highlights include:

  The Company changed its name from Eurasian Minerals Inc. to EMX Royalty Corporation effective July 19, 2017. The name change emphasizes a strategic focus on royalty generation and realizing royalty income from a growing and diversified mineral property portfolio spanning five continents.

  For the nine months ended September 30, 2017, the Company recorded a loss from operations of $6,375,820. Gross exploration expenditures totaled $4,679,973 of which $650,644 was recovered from partners.

  For the nine months ended September 30, 2017 EMX received approximately $1,752,000 (US$1,340,000) of gross revenue from the Leeville royalty property that covers portions of Newmont Mining Corporation's (“Newmont”) underground mining operations on the Northern Carlin Trend in Nevada. This includes US $444,000 received in July, August, and September 2017 and US$106,000 from settlement of royalty provisional payments in prior periods. Newmont disclosed updates on continued exploration successes at the Rita K and Full House projects, which occur along a trend of gold mineralization partially covered by the Leeville royalty.

  Çiftay snsaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company, made the second Akarca pre- production payment to EMX of US $634,000. Receipt of this payment leaves a pre-production total of 6,000 ounces of gold (or the cash equivalent) to be paid to EMX. Çiftay advised EMX that it had commenced a 4,500 meter diamond drilling campaign at Akarca in Q3.

  Dedeman Madencilik San. Ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, made the first Balya royalty payment to EMX of US $154,000, from which Dedeman's earlier advance royalty payment of US $100,000 was credited, resulting in an adjusted payment to EMX of US $54,000. Dedeman also paid an advance royalty payment of US $100,000 on EMX’s Aktutan property.

  At EMX's Timok Project copper-gold royalty property, which covers the Cukaru Peki copper-gold deposit, operator Nevsun Resources Ltd. ("Nevsun") announced an updated PEA with a US$1.5 billion NPV8, as well as plans to complete a PFS and start an exploration decline in Q1 2018 (See Nevsun news release dated October 26, 2017).

  EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport McMoRan Exploration Corporation ("Freeport") on the Malmyzh copper-gold porphyry project in Far East Russia (51% IGC, 49% Freeport). EMX announced results from the 2017 Freedom Northwest drill program that included an intercept of 417.3 meters (219.4-636.7 m) averaging 0.60% copper equivalent (0.50% copper and 0.21 g/t gold), including a higher grade sub-interval of 142.6 meters (255.4-398.0 m) averaging 0.74% copper equivalent (0.62% copper and 0.26 g/t gold) (true widths) in AMM-216 (see EMX news release dated July 25, 2017). The 2017 drilling, combined with earlier Freedom Northwest drill results, suggests a broad, inferred outline of a pipe-like breccia body with approximate dimensions of 800 x 800 meters in plan view, and a vertical dimension of ~650 to over 850 meters.

  EMX's royalty generation initiatives in Scandinavia have resulted in the acquisition of multiple new licenses, including gold, copper and polymetallic projects in Sweden's Skellefteå and Bergslagen regions, as well as prospective gold and cobalt projects in Norway.

  Arizona Mining Inc. ("AMI") earned a 100% interest in EMX's Hardshell polymetallic property in southern Arizona, with EMX retaining a 2% NSR royalty on the property. AMI continued to advance the Hermosa property's Taylor discovery, including drilling that intersected zinc-lead-silver mineralization within EMX's Hardshell royalty claim block.

  The Company's royalty generation program in the western U.S. resulted in the staking of additional land around EMX's copper projects in Arizona, as well as new Carlin-style properties situated in Nevada's gold trends.

OUTLOOK

EMX has embraced evolving opportunities as a company, transitioning from exploration and prospect generation to emphasizing the generation of royalties and the acquisition of royalty property interests. EMX has built a portfolio of precious metals, base metals, polymetallic, and other mineral property interests that spans five continents and covers over 1.5 million acres. These assets provide revenue streams from pre-production and royalty payments, while maintaining continual exposure to development and exploration upside as projects are progressed by the operating companies.

The majority of royalty gold ounces from the Leeville royalty property (Leeville, Turf, and other underground mining operations) was sourced from Turf for the first time during Q3. Also during Q3, Newmont provided public disclosure updates on the trend of sediment-hosted gold mineralization it is exploring that extends southeast from the Leeville mining complex and across EMX's royalty position*. As discussed by Newmont, this trend is an important aspect of its underground resource and reserve development that extends from Leeville to its underground operations to the southeast (i.e., Pete Bajo, which is not covered by EMX's royalty). Newmont's exploration successes suggest the upside prospectivity of EMX's Leeville royalty property, and EMX looks forward to continuing royalty payments and future discoveries.

EMX received notable royalty and pre-production payments from the Turkish portfolio in Q3, including the first royalty payment from the Balya property. As well, the second pre-production payment from the Akarca project was received, bringing this year's payments to US$1.2 million, and leaving a pre-production balance of 6,000 ounces of gold (or the cash equivalent) to be paid to EMX on a schedule of 500 ounces every six months. EMX anticpates continued production at Balya and further advancement of Akarca with infill drilling and engineering studies in Q4.

As 2017 progresses, EMX is encouraged by revitalized market conditions and renewed industry interest in the Company's royalty generation portfolio. Earlier in the year, the Company noticed an initial uptick in activity by the competition, and acted quickly to acquire quality projects identified during the market downturn. The focus was on precious and base metals properties in geologically prospective regions and mining supportive jurisdictions, with acquisition programs in Scandinavia and the western United States being particularly successful. After the late 2016 sale of available properties in Scandinavia to Boreal Metals Corp. (“BMC”), the generative portfolio of gold, copper, polymetallic, and cobalt projects has been rebuilt and enhanced. EMX's new Nevada gold projects and Arizona copper projects have attracted significant industry interest, and the Company anticipates accelerating deal flow going into Q4.

EMX continues to take concrete steps to increase revenue in order to deploy additional capital towards identifying and acquiring new royalty opportunities. As proceeds from royalties, advance royalties and other pre-production cash payments increase over time, EMX is balancing these global revenue streams with a disciplined approach to overall expenditures. The goal is to sustain the Company's royalty generation, royalty acquisition, and strategic investment activities with royalty cash flows, while developing a pipeline of quality mineral properties that provide multiple opportunities for exploration and production success.

* See slide 27 at http://s1.q4cdn.com/259923520/files/doc_presentations/2017/September-2017-Investor-Presentation.pdf and slide 32 at http://s1.q4cdn.com/259923520/files/doc_presentations/2017/10/2017-Nevada-Site-Tour.pdf, respectively).

ROYALTY OVERVIEW

A key EMX asset is the Leeville royalty property that covers portions of Newmont’s Northern Carlin Trend underground gold mining operations. The Leeville 1% gross smelter return ("GSR") royalty paid approximately US $451,000 in provisional production income during the three months ending September 30, 2017. The royalty totaled 356 troy ounces of gold that were principally sourced from the Leeville (41%) and Turf operations (59%). In addition to the currently producing operations, Newmont has delineated a trend of sediment-hosted gold mineralization that extends southeast from the Leeville mining complex. EMX's Leeville royalty property covers portions of this trend that includes Newmont's Rita K and Full House exploration projects.

In addition to Leeville, the Company has key royalty property interests elsewhere in the western U.S., as well as in Turkey, Scandinavia, Serbia, and Haiti, including:

  Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek South 3% NSR and Maggie Creek 2% NSR royalty properties. The Maggie Creek South and Maggie Creek royalty properties collectively cover approximately 12.4 square kilometers of prospective ground within about 1.6 kilometers of Newmont’s Gold Quarry open pit mining operation.

  EMX retains an uncapped 4% NSR royalty on the Balya lead-zinc-silver royalty property in Turkey. Balya's owner and operator Dedeman made the first production royalty payment to EMX from settlements of revenues received in 2017 for lead-zinc-silver mineralized material produced in 2016. The payment toal was US$154,299, from which Dedeman's earlier advance royalty payment of US$100,000 was credited, resulting in an adjusted payment to EMX of US$54,299.

  Also in Turkey, the Akarca and Sisorta royalty properties were advanced towards development in Q3. Çiftay made the second Akarca pre-production payment to EMX of US $634,015, and commenced a 4,500 meter drill program.

  Arizona Mining Inc. ("AMI") continues to advance the Hermosa property's Taylor discovery that is directly north of EMX's Hardshell Skarn royalty claim block (the "royalty claim block"). To date, two angle diamond drill holes have intersected zinc-lead-silver mineralization within the royalty claim block described by AMI as "Taylor Sulphide" mineralization.

  In Scandinavia, EMX has five royalty properties. Four of these properties (two in Sweden and two in Norway) were sold earlier to Boreal Metals Corp. ("BMC") for a 3% NSR royalty, an equity interest in BMC, and other considerations. In addition to the BMC royalty properties, EMX's Viscaria copper royalty property is being advanced by Sunstone Metals Limited (name changed from Avalon Minerals Limited in Q3).

  EMX’s portfolio in Serbia represents a combination of organically generated royalties and a key royalty purchase that covers the Timok Project's Cukaru Peki copper-gold deposit. Cukaru Peki's high grade Upper Zone is being advanced towards production by Nevsun, while the Lower Zone porphyry is being explored by Nevsun and joint venture partner Freeport-McMoRan.

  All of EMX's interests in Haiti have been converted into 0.5% NSR royalties, with the sale of joint venture interests to Newmont in 2015 and the 2016 sale of the Grand Bois property to a privately held Nevada corporation. Grand Bois has since been optioned to an ASX listed Company that is scheduled to complete a feasibility study for the project in September, 2018.

In addition, all of EMX’s other properties that are either optioned or sold include EMX royalty options. Many of these properties provide milestone and advance minimum royalty ("AMR") or advance annual royalty ("AAR") payments that generate early revenue streams to EMX’s benefit prior to production. Additional details on EMX’s property portfolio are included in the following sections.

NORTH AMERICA

EMX’s portfolio in North America totals 38 royalty and royalty generation properties covering more than 40,000 hectares. The royalty generation properties are advanced through wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"), and include porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, alkalic gold, and high-grade gold-silver vein projects. The portfolio includes fourteen royalty properties, including the producing Leeville royalty (see above section), and 24 available properties in Arizona, Nevada, Utah, and Wyoming.

The Company’s work in Q3 focused on a) royalty generation initiatives and new project acquisitions, b) business development for available projects, and c) advancing operator funded projects through permitting for upcoming drill programs. A summary of activities is given below.

•

The Superior West copper-molybdenum project in Arizona is under an Exploration and Option to Purchase Agreement with Kennecott Exploration Company ("Kennecott") whereby Kennecott may earn a 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to receiving AMR and certain project milestone payments (see EMX news release dated May 4, 2015). In Q3, the property position was expanded by the acquisition from a private group of fourteen mining claims that are interpreted to contain a fault-displaced portion of the Magma Vein.

•

EMX has an Option Agreement for the Copper Springs porphyry copper project in Arizona with Anglo American Exploration (USA), Inc. ("Anglo American") (See EMX news releases dated February 28, 2017). Anglo American can earn a 100% interest in the project by making annual option payments, completing US$5 million in exploration expenditures before the fifth anniversary of the agreement, and other considerations. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX. Anglo American conducted a property-wide aeromagnetic geophysical survey during Q3 in preparation for a follow-up reconnaissance drill program in Q4. As well, the property position was expanded during the reporting period by staking an additional 133 claims on open ground.

•

Arizona Mining Inc. ("AMI") earned a 100% interest in the Hardshell Skarn property in southern Arizona under an Exploration and Option Agreement (the "Agreement") with EMX by accelerating and completing the required US$85,000 in cash payments (see EMX news release dated November 24, 2015). EMX now retains a 2% NSR royalty on the property and will receive annual advance royalty payments. AMI continued to advance the Hermosa property's Taylor discovery that is directly north of EMX's Hardshell Skarn royalty claim block (the "royalty claim block"). In Q3, EMX announced results from two AMI angle diamond drill holes that intersected zinc-lead-silver mineralization within the royalty claim block, including intercepts of 32 feet (3170-3202 ft) averaging 12.21% zinc, 8.19% lead, and 2.25 oz/ton silver in hole HDS-353 (true width) (last 3 feet of intercept within the claim block) and 25 feet (2948.5-2973.5 ft) averaging 1.47% zinc, 1.95% lead, and 4.15 oz/ton silver in hole HDS-380 (true width ~90%) (intercept entirely within the claim block) (see EMX news release dated August 30, 2017). AMI describes the HDS-353 and HDS-380 intercepts as "Taylor Sulphide" mineralization.

•

EMX completed acquisitions of two precious metal properties encompassing substantial land positions through the staking of open ground. Both projects contain Carlin-style targets in established mining districts. The 2,820 hectare Swift project is located in the southern Shoshone Range, approximately 10 kilometers northwest of Barrick Gold’s Pipeline mine, while the 2,000 hectare Selena project is located in the southern Cherry Creek Range, about 60 kilometers northwest of Ely, Nevada. In addition, the company added additional land through staking at the Ripsey porphyry copper project, which was acquired during the last quarter. EMX continued further evaluation of new property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona and Utah.

The Company is in ongoing discussions with potential partners for the available North American properties, as well as for regional exploration alliances leading to new royalty generation options for EMX.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

EMX holds six royalty properties (Akarca, Sisorta, Balya, Golcuk, Aktutan & Trab-23) and one available royalty generation project (Alankoy) in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper projects. Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), an internationally recognized Turkish engineering company based in Ankara, is managing EMX's interests in Turkey.

Akarca Property

The Akarca royalty property covers a gold-silver district discovered by EMX in 2006 in the Western Anatolia mineral belt. Exploration programs at Akarca, principally funded by partners, have delineated six low sulfidation gold-silver zones with mineralization occurring in vein systems and silicified wall rocks.

EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca project, to Çiftay snsaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company in 2016 (see EMX news release dated August 8, 2016). As part of the sale of Akarca to Çiftay, in addition to receiving a US$2 million cash payment at closing, EMX is scheduled to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. During Q3, Çiftay made its second pre-production payment of US$634,015 to EMX (the cash equivalent of 500 troy ounces of gold), which complements the first payment of US $601,825 made in February of this year (see EMX news releases dated August 30, 2017 and February 8, 2017). Receipt of these payments leaves a preproduction total of 6,000 ounces of gold (or the cash equivalent) to be paid to EMX.

Additional terms of the Akarca sale include a sliding scale royalty for gold production (subject to certain deductions): 1.0% on the first 100,000 ounces of gold, 2.0% on the next 400,000 ounces of gold, and 3.0% on all gold production in excess of 500,000 ounces produced from the Property. For mineral production other than gold the royalty rate is 3.0% . As well, certain bonuses will also be paid upon achievement of production milestones, and Çiftay must conduct drilling programs of at least 3,000 meters on the property during each 12-month period commencing on August 5, 2016.

Çiftay has advised EMX that its planned 4,500 meter Akarca drill program commenced in August.

Sisorta Property

The Sisorta royalty property, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit. Exploration programs at Sisorta, principally funded by partners, have outlined a 1000 by 600 meter zone of shallow oxide gold mineralization with underlying copper and gold porphyry potential at depth.

EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta property, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company in 2016 (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's payments to EMX summarized as: a) US $250,000 cash paid upon closing (completed), b) annual cash payments of US $125,000 (“Advance Cash Payments”) payable on each anniversary of the closing date until commencement of commercial production, and c) 3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the property that is processed on-site (increased to 5% if the ore is processed off-site) that is uncapped and cannot be bought out or reduced. The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.

Bahar has advised EMX that environmental permitting is underway as a key step towards mine development.

Balya Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006.

Dedeman's small scale underground development work has concentrated on an area of shallow, high grade mineralization on the northeast margin of the Hastanetepe deposit. Dedeman advised EMX that it is continuing with production of lead-zinc-silver mineralized material at a rate of ~2,000 tonnes/month. The Q3 royalty payment from 2016 production was US$154,299, from which Dedeman's earlier advance royalty payment of US$100,000 was credited, resulting in an adjusted payment to EMX of US$54,299. EMX will receive full royalty payments going forward, with additional payments expected for sales of materials as mining continues. Dedeman has been selling both mineral concentrates and run-of-mine materials into the market in 2017, including sales to private Turkish mining company Esan Eczac1bas1 Endustriyel Hammaddeler Sanyai ve Tic. A.S. (“Esan”). Esan has processed the Balya material at its mining complex situated ~1.5 kilometers south of Hastanetepe.

Golcuk Property

EMX's Golcuk stratabound copper-silver royalty property, located in the Eastern Pontides mineral belt, is covered by an agreement with Pasinex Resources Ltd. ("Pasinex") granting it an option to acquire a 100% interest in the property for shares and work commitments, with EMX retaining a 2.9% NSR royalty interest (see Pasinex news release dated July 25, 2012). In Q3, an AMR of 75 ounces of gold, or the cash equivalent, was due to EMX. This was settled by receipt of 224,150 shares of Pasinex stock and US$49,204 cash (payment received subsequent to September 30, 2017).

Alankoy Property

EMX's Alankoy gold-copper property, located in the Biga Peninsula of northwestern Turkey, is in an area noted for recent discoveries characterized by epithermal alteration and the development of vuggy silica lithocaps. Alankoy is currently available, and discussions with a number of companies interested in the project advanced during Q3.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

EUROPE

EMX has been exploring in Europe since 2003, resulting in a portfolio of gold, copper and polymetallic royalty and royalty generation properties in Scandinavia, as well as copper and gold royalty properties in Serbia. In Scandinavia, the Company continued to add value through low cost generative programs, while pursuing partnerships for available properties in the portfolio. EMX also has a portfolio of royalty interests in Serbia that includes the Timok Project's Cukaru Peki copper-gold deposit.

Scandinavia

The Gumsberg and Adak properties in Sweden, and the Tynset and Burfjord properties in Norway were sold to Boreal Metals Corp. ("BMC”), a private British Columbia corporation, by EMX under the commercial terms summarized as (see EMX news release dated November 22, 2016): a) BMC issued to EMX common shares representing a 19.9% equity ownership in BMC, with a non-dilution provision that persists until BMC has raised $5,000,000 in capital, b) EMX retains an uncapped 3% NSR royalty on each of the properties, 1% of which may be purchased by BMC under certain conditions, c) EMX will receive annual advance royalty (“AAR”) payments commencing on the second anniversary of the closing, and d) EMX will receive a 0.5% NSR royalty on any new projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation.

To support its exploration work and corporate activities, BMC closed a non-brokered private placement for proceeds of $1,105,500, and announced a proposed equity financing to raise proceeds of up to $3,000,000, as well as its intention to apply to the TSX Venture Exchange for an initial listing during Q3 (see BMC news releases dated August 28 and September 25, 2017). Boreal plans to conduct Q4 exploration programs at its Gumsberg, Adak and Burfjord projects as follow-up to field sampling and mapping conducted in Q3.

EMX continues to aggressively acquire new properties in Scandinavia, with a focus on orogenic lode/intrusion-related gold, Iron-Oxide-Copper-Gold (“IOCG”), Volcanogenic Massive Sulfide (“VMS”), Carbonate Replacement Deposit ("CRD"), and nickel-copper-cobalt projects. Since executing the definitive sale agreement with BMC in late 2016, the Company has subsequently acquired, or has pending applications for, over 120,000 hectares of prospective ground in Sweden and Norway that include:

  Eight new intrusion-related gold projects along the Skellefteå area, most of which are located along the “Gold Line”, Sweden’s chief gold producing region. Two additional base metal projects were also acquired in the Skellefteå district.

  Multiple acquisitions in the Bergslagen region of southern Sweden, including EMX’s Riddarhyttan IOCG/VMS project, as well as several polymetallic VMS, CRD, and nickel-copper-cobalt style targets.

  New acquisitions in Norway, including a prospective orogenic lode gold style project with outcropping gold mineralization, and a cobalt project along a trend of historic cobalt mines.

EMX's new projects in Sweden and Norway are available for partnership.

In addition to the four royalty properties operated by BMC, EMX holds an effective 0.5% NSR royalty interest in the Viscaria copper project located in the Kiruna mining district of northern Sweden. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. In Q3, the operator of the Viscaria project, ASX listed Avalon Minerals Ltd, announced a name change to Sunstone Metals Ltd ("Sunstone"). Sunstone stated that it was moving the Viscaria project "towards a PFS" and continuing with "permitting to allow for mine development" (see Sunstone news release dated September 6, 2017).

Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, EMX acquired 0.5% NSR royalty interests* covering the Brestovac and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014), which along with Brestovac West, are included in the Timok Project controlled by Nevsun Resources Ltd. ("Nevsun") after its acquisition of Reservoir in 2016. EMX notes that a) the original Brestovac and Brestovac West permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty.

Brestovac (Brestovac Metonivca) hosts the Cukaru Peki deposit, which consists of Nevsun's high grade copper-gold Upper Zone, as well as the Lower Zone porphyry that is in a joint venture with Freeport-McMoRan. During Q3, Nevsun announced final infill drill results from the Upper Zone deposit and that the Lower Zone porphyry drilling program was ongoing (see Nevsun news releases dated July 19 and August 9, 2017). As reported in Nevsun's July 19, 2017 news release, results from the Upper Zone drill program include multiple high grade intercepts, including hole TC160147 with 20.57% Cu and 9.17 g/t Au over 49.5 meters, within 6.77% Cu and 3.67g/t Au over 265.5 meters (true widths estimated to be 80-95% of true thickness).

As a subsequent event, Nevsun announced an updated PEA for the Timok Upper Zone project (see Nevsun news release dated October 26, 2017). According to Nevsun, the PEA includes an additional 36,639 meters of drilling, an updated mineral resource estimate, a mining method based upon numerous tradeoff studies, additional metallurgical test work, process plant and infrastructure engineering and a new marketing study. The updated resource statement (effective April 24, 2017) includes 2.2 million tonnes averaging 8.6% copper and 5.7 g/t gold as measured, 26.6 million tonnes averaging 3.3% copper and 2.1 g/t gold as indicated, and 13.9 million tonnes averaging 1.6% copper and 0.9 g/t gold as inferred**. PEA highlights as reported by Nevsun include: "15 year mine life producing over 2.1 billion pounds or 0.96 million tonnes of payable copper, sub-level cave mining with 3.3 million tonnes per annum conventional plant producing copper concentrate, and after tax NAV of $1.5 billion at flat $3.00 per pound copper and 8% discount rate". Nevsun's next steps for the project include completion of a pre-feasibility study ("PFS") and start of an exploration decline in Q1 2018, followed by a feasibility study ("FS") in the first half of 2019.

EMX's Timok royalty properties add significant near-term upside for the Company in one of Europe's richest copper-gold mineral belts.

* EMX's 0.5% NSR royalty is subject to reduction only as provided in the royalty agreement.

** According to Nevsun, "The Mineral Resource has been evaluated based on a Resource NSR (“RscNSR”) cut off value based on copper, gold and arsenic, using a copper price of $3.49/lb and gold price of $1,565/oz using long term consensus forecasts with a 20% uplift as appropriate for assessing eventual economic potential of Mineral Resources. SRK considers that the blocks with a RscNSR value greater than $35 per tonne have 'reasonable prospects for eventual economic extraction' and can be reported as a Mineral Resource. SRK has determined a level in the block model (45 meters below the lowest mining production level), based on a 5 meter vertical block increment review, below which the RscNSR falls short of covering this cost. The reported Mineral Resource comprises all material above this elevation without re-applying an RscNSR cutoff value to individual blocks, which prevents the reporting of isolated blocks with >35 USD/t RscNSR situated at the base of the model.

The technical content of Nevsun's October 26, 2017 press release was reviewed by the following independent Qualified Persons (“QPs”) as defined by National Instrument 43-101: Mineral Resource - Martin Pittuck, SRK UK; Mining - Jarek Jakubec, SRK Vancouver; Economic Evaluation - Neil Winkelmann, SRK Vancouver; Mineral Processing - Ray Walton; and TSF - Mihajlo Samoukovic, Knight Piesold Vancouver. Nevsun stated that a NI 43-101 technical report on the Timok Project will be filed on SEDAR within 45 days of its October 26, 2107 news release.

The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized. In the modelled mine material about 18% of the contained copper is inferred mineral resources, for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling which is sufficient to imply but not verify geological and grade and/or quality continuity. Mineral resources that are not mineral reserves do not by definition have demonstrated economic viability.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

AUSTRALIA AND NEW ZEALAND

The Company's programs in Australia and New Zealand continued to take advantage of royalty generation opportunities while operating at a reduced expenditure rate. The Koonenberry gold project in New South Wales, Australia is being advanced under royalty agreements with EMX, and the QLD Gold property is available for partnership. In New Zealand, the Neavesville gold-silver project is under an agreement with E2 Metals Ltd., while the Ohakuri and Muirs Reef properties were dropped due to concerns about acquiring social license to advance the properties.

Koonenberry Property

The Koonenberry property hosts gold occurrences and gold geochemical anomalies coincident with prominent structural features related to the regional scale Koonenberry fault. During the reporting period, Koonenberry Gold Pty Ltd. (“KNB”) completed the earn-in requirements under the Exploration and Option Agreement (the “Agreement”) between North Queensland Mining Pty Ltd. (“NQM”) and the Company, and elected to acquire EMX’s Koonenberry exploration licenses (see EMX news release dated September 19, 2017). KNB, a private Australian company formed for the purpose of developing the project, is the successor in interest to NQM under the Agreement. The Company has now transferred its wholly-owned subsidiary, EMX Exploration Pty Ltd, the holder of the Koonenberry licenses, to KNB. EMX retains a 3% production royalty on all future production from the Koonenberry licenses. As a result of this transaction, all of EMX’s interests in the Koonenberry gold project have now been converted to retained royalty interests. KNB has informed EMX of their intention to continue to explore and evaluate the development potential of both the eluvial/alluvial and bedrock sources of gold at Koonenberry.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

HAITI

EMX's organically generated 0.5% NSR royalty portfolio covers exploration properties in northern Haiti held by Newmont Ventures Limited, as well as the Grand Bois project which is controlled by Sono Global Holdings Inc. ("Sono"), a privately held Nevada corporation. As EMX understands, the Haitian government continues to work on a new mining law, a process which has been ongoing since 2013.

In Q3, 3D Resources Inc., an ASX listed company, announced that it had executed a definitive agreement to acquire a 70% interest in Ayiti Gold Company SA, Sono's Haitian entity holding the Grand Bois license (see 3D Resources news release dated August 9, 2017). According to the agreement, 3D Resources must complete a positive feasibility study, as well as fulfill other obligations, by September 15, 2018. 3D Resources is now the operator of the Grand Bois project, and is advancing the project with metallurgical studies and reviews of the oxide mineralization, as well as planning for confirmation and infill diamond drilling (see 3D Resources news release dated August 21, 2017).

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport-McMoRan on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, located 150 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. EMX is IGC's largest shareholder, with over 40% of the issued and outstanding shares (38% equity position on a fully-diluted basis) from investments totaling approximately US$10 million.

Malmyzh is a grassroots, district-scale discovery with over 14 porphyry copper-gold prospects currently identified within a 16 by 5 kilometer intrusive corridor. A statement of inferred resources for Malmyzh's Valley, Central, Freedom (Southeast), and Flats deposits under NI 43-101 and CIM definition standards was provided by Phil Newall, PhD, BSc, CEng, FIMMM, an independent Qualified Person and managing director of Wardell Armstrong International. The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent.*

EMX announced results from IGC's 2017 diamond drilling program at the Freedom Northwest prospect totaling three holes (AMM-214, -215, -216) for 2,437.6 meters (see EMX news release dated July 25, 2017). These holes were drilled to further test breccia pipe mineralization initially recognized in late 2016 from hole AMM-213. Drill hole AMM-216 provided particularly notable results, intersecting 417.3 meters (219.4 -636.7 m) averaging 0.60% copper equivalent (0.50% copper and 0.21 g/t gold), including a higher grade sub-interval of 142.6 meters (255.4 -398.0 m) averaging 0.74% copper equivalent (0.62% copper and 0.26 g/t gold) (true width). The AMM-216 intercept was principally hosted in magmatic-hydrothermal breccias, and was drilled vertical near the center of the breccia pipe. The 2017 drilling, combined with earlier Freedom Northwest drill results, suggests a broad, inferred outline of a pipe-like breccia body with approximate dimensions of 800 x 800 meters in plan view, and a vertical dimension of ~650 to over 850 meters. The interpreted breccia pipe footprint generally coincides with a circular magnetic anomaly defined from recent high resolution ground magnetic surveys. Higher grade intervals appear to coincide with increased percentages of quartz-chalcopyrite-magnetite vein clasts in the breccias. The source of these well mineralized vein clasts has yet to be identified. IGC is planning further follow-up at Freedom Northwest based upon the encouraging results from this initial phase of deep targeted drilling at Malmyzh.

* Copper equivalent calculated as CuEq = Cu% + (Au g/t * 0.5), based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au. See EMX's May 26, 2015 news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the exploration results, copper equivalent calculation, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. (“Revelo”), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. During Q3, Revelo a) signed a Letter of Intent with Austral Gold Ltd (“Austral”), allowing Austral to purchase Revelo’s gold-silver projects at San Guillermo and Reprado in exchange for common shares in Austral and a royalty on future production from the projects (see Revelo news release dated July 17, 2017), b) completed a strategic swap of properties with Sumitomo Metal Mining Chile Limitada (“Sumitomo”), whereby Revelo acquired an additional 4,744 hectares of tenements at its Mirador copper-gold-molybdenum project in exchange for transferring the Reina Hija project to Sumitomo (see Revelo news release dated September 14, 2017), and c) signed definitive documentation to recover the Victoria Sur project area in northern Chile, totalling 6,600 hectares, under an agreement with a subsidiary of Hochschild Mining PLC (“Hochschild”), in return for the awarding of a 1% NSR royalty interest to Hochschild (see Revelo news release dated September 19, 2017).

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Three months ended September 30, 2017

The net loss for the three months ended September 30, 2017 (“Q3 2017”) was $2,897,732 compared to net income of $4,732,192 for the prior year’s comparative quarter (“Q3 2016”). The loss for Q3 2017 was made up of a net royalty income of 421,942 (Q3 2016 - $28,936) after depletion and related tax, net exploration expenditures of $1,917,668 (Q3 2016 - $1,318,080), general and administrative expenditures of $1,175,456 (Q3 2016 - $649,471) and other losses totaling $1,002,399 (Q3 2016 – income of $6,149,277) offset by a deferred income tax recovery of $775,849 (Q3 2016 – $521,530). Included in other losses an equity loss in associated companies of $220,782 (Q3 2016 - $111,585), and a writedown of goodwill of $949,693 (Q3 2016 - $475,922). Some items to note are:

Revenues

For the three months ended September 30, 2017, royalty income was earned from approximately 356 (Q3 2016 – 434) ounces of gold totaling $697,978 (Q3 2016 - $751,326) including the settlement of provisions from prior periods offset by gold tax and depletion of $577,726 (Q3 2016 - $722,390) related to the Company’s Leeville royalty, and additional royalty income of $301,543 from the Company’s Turkish operations for net royalty income of $421,942 (Q3 2016 – $28,936). The increase in royalty income of $393,006 when comparing Q3 2017 to Q3 2016 was the result of additional royalty payments earned in Turkey, and a decrease in depletion taken in 2017 of $142,334 when comparing to 2016. The higher depletion amount of $684,824 in 2016 compared to $542,490 in 2017 was a direct result of the higher ounces of gold earned in Q3 2016 as depletion is calculated as a function of ounces earned. In Q3 2017 the average realized gold price (excluding settlements of provisions in prior periods) was US$1,275 per ounce compared to US$1,336 for Q3 2016.

Exploration Expenditures

Exploration expenditures (gross) increased by $388,941 in Q3 2017 compared to Q3 2016. Recoveries decreased by $210,647 in Q3 2017 compared to Q3 2016 for a net increase in exploration expenditures of $599,588 in Q3 2017 compared to Q3 2016. Some of the differences between Q3 2017 and Q3 2016 are as follows:

  In Scandinavia, net expenditures increased by $136,529 compared to the prior comparative quarter. In Q3 2017, the Company aquired a number of exploration licenses, including the acquisition of/application for over 120,000 hectares of new licenses and continued to actively market its project interests in Scandinavia.

  In the USA, gross expenditures increased from $966,877 to $1,339,507 and recoveries increased from $109,146 to $130,434. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. EMX continued evaluation of property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona and Utah. EMX acquired additional open ground through staking and application for state exploration permits in key Arizona mining districts during Q3.

  In Turkey, gross expenditures decreased from $249,464 to $64,917, while recoveries increased by $11,099 as a result of the sale of the the Sisorta and Akarca properties during the year endend December 2016. Pursuant to a sale agreement entered into in the year ended December 31, 2016 for the Akarca property in Turkey, the Company is scheduled to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. During the nine months ended September 30, 2017 the Company received the first payment of 500 ounces as a cash payment of US $601,825 ($804,219) which has been credited against accounts receivables.

General and Administrative

General and administrative expenses (“G&A”) of $1,175,456 were incurred compared to $649,471 in Q3 2016. Changes to note in the current year compared to the previous years include:

  Share-based payments increased by $445,888 compared to Q3 2016. The Company recorded aggregate share- based payments related to the fair value of stock options granted or vested during the period, fair value of incentive stock grants, and the accrual for the fair value of stock granted.

  Investor relations expenses increased by $23,749 in Q3 2017 compared to Q3 2016. The Company has undertaken initiatives including the name change that officially took place in July 2017. Additonal trade shows registration fees included in Q3 2017 reflect a more active market atmosphere. The Company attends select industry trade shows and supports lines of communication to current and potential investors.

  Professional fees increased from $187,081 to $203,612 due to an increase in legal due diligence expenses to support the business development opportunities undertaken by the Company.

  Administrative and office expenses remained consistent with Q3 2016. The Company has a corporate office in Vancouver which manages the finance, regulatory and administrative functions. It also has a regional office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

Other

  The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same cash generating unit (“CGU”) are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce the asset component if such indicators for impairment exist, and any excess to goodwill within the CGU. For the three months ended September 30, 2017, there was no impairment recorded for the royalty interest. As result, the Company has written down the goodwill by $949,693 (Q3 2016 - $475,922).

  The Company recorded a deferred income tax recovery of $775,849 compared to a recovery of $521,530 in Q3 2016. A significant component of the deferred tax recovery and decrease in the related liability is the result of any impairment of the royalty interest partially offset by a cumulative translation loss as a result of the weakening $USD compared to $CAD at period end when comparing September 30, 2017 to December 31, 2016.

  Pursuant to the sale agreement with BMC, the Company has received 6,080,972 shares of BMC valued at $439,195, and paid a US$12,000 ($15,862) finders fee. Including the repayment of certain license fees and settlement of net assets and liabilities, the Company recorded a total gain on sale of $353,525

  The Company’s share of the net loss related to its 40% (Q3 2016 - 39%) equity investment in IGC for the three months ended September 30, 2017 was $220,782 (Q3 2016 - $111,585).

  The Company recognized a loss of $385,684 (Q3 2016 – $51,672) in foreign exchange for the three months ended September 30, 2017. This was a direct result of the $CAD strengthening compared to the $USD at period end in comparison to the rate as at December 31, 2016. As such, the Company recognized a translation loss on significant receivables and cash balances held in $USD.

Nine months ended September 30, 2017

The net loss for the nine months ended September 30, 2017 (“current period) was $7,070,693 compared to $96,915 for the prior year’s comparative period (“prior period”). The loss for the current period was made up of net exploration expenditures of $4,029,329 (2016 - $3,765,504), general and administrative expenditures of $2,896,668 (2016 - $2,105,965) and other losses totaling $1,457,281 (2016 – gain of $4,742,491) offset by net royalty gain/(loss) of $550,177 (2016 – loss of $10,900) after depletion and related tax. The reasons for the changes from the prior comparable quarter are consistent with the comments noted for the three months ended September 30, 2017. Some items to note are:

  In the current period, royalty income was earned from 901 (2016 – 913) ounces of gold totaling $1,751,853 (2016 - $1,515,330) offset by gold tax and depletion of $1,503,366 (2016 - $1,526,230) related to its Leevile royalty. The increase in royalty income from the Leevile royalty was the result of the receipt of $300,274 (2016 - $Nil) related to the settlement of prior period provisions. In the nine month period the average realized gold price was US$1,250 per ounce compared to US$1,256 for 2016.

  In the current period, the company recived advanced minimum royalty payments and other royalty advances related to its Balya and Aktutan properties in Turkey totaling $301,543.

  General and administrative expenses were higher by $790,703 the majority of which related to share based compensation expense (nine month period $504,274 compared to $27,462) and investor relations expense (nine month period $300,985 compared to $171,603) as discussed above for the three month period.

  Pursuant to the sale agreement of subsidiaries in Sweden with BMC, the Company recorded a net gain on the sale of $519,359.

  Salaries and consultants increased by $88,911 in the current period compared to the prior period and administrative costs decreased by $59,747.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

For the nine months ended September 30, 2017, the Company had working capital of $7,309,556 (December 31, 2016 - $6,002,318). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake its current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

During the nine months ended September 30, 2017, the Company completed a non-brokered private placement financing, raising $7,000,000 by the issuance of 5,000,000 units (the “Units”) at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019.

Finders' fees were paid on a portion of the private placement. The finders' fees consisted of 246,604 Units (6% of the Units sold to investors introduced by finders) valued at $345,246 and $11,740 in cash. The Units paid as finders’ fees included the same terms as the private placement Units.

Pursuant to the Company’s accounting policy, the gross proceeds of the private placement were allocated using a residual value method with respect to the measurement of shares and warrants issued as private placement units. This resulted in $6,200,000 recorded as share capital and $800,000 being allocated to reserves. For the finders fees paid in Units, $305,789 was allocated to share capital and $39,457 being allocated to reserves.

During the nine months ended September 30, 2017, the Company also issued 75,000 shares valued at $85,700 pursuant to the exercise of stock options and issued 68,873 shares valued at $84,935 pursuant to employment and consulting agreements, of which $36,025 has been included in exploration expenditures.

Operating Activities

Cash used in operations was $2,988,688 for the nine months ended September 30, 2017 (2016 - $3,859,823) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

The Company received a net of $6,988,260 in 2017 (2016 - $Nil) from the proceeds of the financing and $85,700 (2016 - $14,850) from the exercise of stock options.

Investing Activities

Some of the significant investment activities during the nine months ended September 30, 2017 are:

-	The Company advanced $1,005,277 to an associated company pursuant to convertible loan agreements.
-	The Company purchased equity in an associated entity of $1,614,623.
-	The Company received an annual option payment of US$100,000 from Kennecott Exploration related to its Superior West project.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

Fiscal quarter ended	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016

Royalty income	$999,668	$608,532	$445,343	$711,992
Exploration expenditures	1,954,990	1,437,451	1,287,532	2,046,714
Exploration recoveries	(37,322)	(464,677)	(148,645)	(812,259)
Share-based payments	445,888	58,386	-	440,477
Net income/(loss) for the period	(2,897,732)	(2,537,649)	(1,635,312)	(2,586,567)
Basic and diluted net income/(loss) per share	(0.04)	(0.03)	(0.02)	(0.04)

Fiscal quarter ended	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015

Royalty income	$751,326	$373,266	$390,738	$464,532
Exploration expenditures	1,566,049	1,300,154	1,290,687	1,255,057
Exploration recoveries	(247,969)	(162,114)	(193,232)	(519,135)
Share-based payments	-	13,731	13,731	29,952
Net income/(loss) for the period	4,732,192	(2,050,622)	(2,778,485)	313,947
Basic and diluted net income/(loss) per share	0.06	(0.03)	(0.04)	0.00

Factors that cause fluctuations in the Company’s quarterly results are mainly due to option and other payments received from sale or option of assets and impairment charges on the Company’s assets.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the nine months ended September 30, 2017	Salary or Fees	Payments	Total
President, CEO and Director	$375,510	$107,883	$483,393
Chief Financial Officer	-	40,456	40,456
Corporate Secretary	-	16,182	16,182
Chief Legal Officer	190,961	40,456	231,417
Directors (1)	$112,831	175,310	288,141
Seabord Services Corp. (2)	$268,200	-	268,200
Total	$947,502	$380,288	$1,327,790

		Share-based
For the nine months ended September 30, 2016	Salary or Fees	Payments	Total
President, CEO and Director	$265,487	$-	$265,487
Chief Legal Officer	136,088	-	136,088
Directors (1)	75,520	-	75,520
Seabord Services Corp. (2)	178,800	-	178,800
Total	$655,895	$-	$655,895

Related Party Assets and Liabilities	Service or Term	30-Sep-17	31-Dec-16
Amounts due from (to):
President, CEO and Director	Expense Reimbursement	$33,176	$5,913
Chief Financial Officer	Expense Reimbursement	2,628	-
Directors	Fees and Expense	11,353	17,559
		$47,157	$23,473

(1) Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(2) Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to EMX. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at September 30, 2017, the Company had working capital of $7,309,556 (December 31, 2016 - $6,002,318). Management believes it has sufficient working capital for operations and to continue it’s currently planned programs. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at September 30, 2017, there were no changes in the levels in comparison to December 31, 2016. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$5,132,291	$-	$-	$5,132,291
Restricted cash	232,409	-	-	232,409
Fair value through profit or loss investments	747,762	-	-	747,762
Strategic investments	570,148	-	-	570,148
Accounts receivable	-	2,284,552	-	2,284,552
Non-current accounts receivable	-	783,203	-	783,203
Total	$6,682,610	$3,067,755	$-	$9,750,365

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of AES.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2017 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $132,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2017 is as follows:

Accounts	US dollars
Cash and cash equivalents	$3,941,093
Receivables	2,790,971
Convertible notes receivable	779,940
Accounts payable and accrued liabilities	(371,604)
Advances from joint venture partners	(141,352)
Net exposure	6,999,048
Canadian dollar equivalent	$8,724,593

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at September 30, 2017 and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $872,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)    Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)    Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c)    Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)    Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)    Functional Currencies

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

EMX cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by EMX.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on the Company’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Unknown Defects or Impairments in Our Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests we hold or acquire may prevent us from realizing the anticipated benefits from our royalty and stream interests, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of our royalty and stream interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests we acquire, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty or stream interest. Even if we retain our royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact us.

Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations

Our royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our royalty and stream interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

  the existence or geographic extent of the royalty or stream interest;
  methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
  third party claims to the same royalty interest or to the property on which we have a royalty or stream interest;
  various rights of the operator or third parties in or to the royalty or stream interest;
  production and other thresholds and caps applicable to payments of royalty or stream interests;
  the obligation of an operator to make payments on royalty and stream interests; and
  various defects or ambiguities in the agreement governing a royalty and stream interest.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Exploration Funding Risk

Part of EMX’s strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect EMX’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of EMX, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Key Personnel Risk

EMX’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. EMX’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2016 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX’s net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.emxroyalty.com. This paragraph is qualified in its entirety by the discussion below the heading “Taxation – Certain United States Federal Income Tax Considerations.” Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of September 30, 2017 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during nine months ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At November 7, 2017, the Company had 79,480,187 common shares issued and outstanding. There were also 5,247,000 stock options outstanding with expiry dates ranging from April 25, 2019 to August 28, 2022 and 2,623,306 outstanding warrants with expiry date of April 12, 2019.